PARCELPAL LOGISTICS INC.
(Formerly, ParcelPal Technology Inc.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)
For the Nine months Ended September 30, 2021 and 2020

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of condensed consolidated interim financial statements by an entity's auditor.

ParcelPal Logistics Inc. (Formerly ParcelPal Technology Inc.) Condensed consolidated interim Statements of Financial Position (Unaudited - expressed in Canadian Dollars)

	Notes	September 30, 2021 $	December 31, 2020 $

ASSETS
Current assets
Cash		166,258	255,668
Accounts receivable	4	354,010	363,653
Prepaid expenses		223,323	34,344
Loan receivable	5	-	1,874
		743,591	655,539

Customer contract		3,916,504	-
Vehicles and Right-of-use assets	6	756,115	343,699

Total assets		5,416,210	999,238

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	8	947,541	1,053,012
Purchase obligation		1,476,216	-
Convertible Note	11	1,954,099	766,070
Derivative liability	11	139,426	794,631
Sales tax payable		438,827	300,903
Short-term loan payable		66,306	28,051
Lease obligations - current	10	201,785	92,736
		5,224,200	3,035,403

Lease obligations	10	437,256	120,167

Total liabilities		5,661,456	3,155,570

SHAREHOLDERS’ (DEFICIT) EQUITY
Share capital	7	17,112,987	11,408,737
Contributed surplus		3,620,300	3,363,593
Accumulated other comprehensive income		(20,416)	-
Deficit		(20,958,117)	(16,928,662)
Total shareholders’ (deficit) equity		(245,246)	(2,156,332)

Total liabilities and shareholders’ equity		5,416,210	999,238

Nature of operations and going concern (Note 1)
Commitments (Note 10)
Subsequent events (Note 13)

Approved by the Board of Directors

“Rich Wheeless” Director	“Brian Storseth” Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Condensed consolidated interim Statements of Loss and Comprehensive Loss
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - expressed in Canadian Dollars)

		Three months Ended September 30,		Nine months Ended September 30,
	Notes	2021 $	2020 $	2021 $	2020 $

SALES	4	1,736,770	1,466,528	4,247,242	4,012,441

COST OF SALES	12	(1,528,059)	(1,427,432)	(3,866,936)	(3,910,809)

GROSS PROFIT		208,711	39,096	380,306	101,632

EXPENSES
Consulting fees	8	35,356	39,295	91,067	446,372
Marketing and promotion		317	19,655	101,534	60,850
Management and director fees	8	1,492,536	223,542	1,745,195	277,542
Office and miscellaneous		208,418	369,831	563,480	942,269
Professional fees		165,642	159,976	331,813	231,192
Regulatory and filing fees		32,038	502	74,741	30,598
Salaries		177,576	265,624	468,370	687,624
Share-based compensation	7	-	34,827	263,672	192,514
Travel and accommodation		41,813	13,846	84,992	24,902
		(2,153,696)	(1,127,098)	(3,724,864)	(2,893,863)

Loss before other items		(1,944,985)	(1,088,002)	(3,344,558)	(2,792,231)

Other items:
Derivative liability		39,986	-	94,779	-
Foreign exchange		42,336	(19,840)	29,853	(18,461)
Interest expense	10, 11	155,110	27,242	550,862	43,940
Write-off of asset		-	-	9,403	-

Loss and comprehensive loss for the period		(2,182,417)	(1,095,404)	(4,029,455)	(2,817,710)

Basic and diluted loss per share		(0.02)	(0.01)	(0.03)	(0.03)

Weighted average number of shares outstanding – basic and diluted		121,824,560	93,850,887	115,947,094	90,598,903

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Condensed consolidated interim Statements of Changes in Shareholders’ Equity
For the Nine Months Ended September 30, 2021 and 2020
(Unaudited - expressed in Canadian Dollars)

	Number of shares	Amount $	Contributed Surplus $	Subscriptions received in advance $	Deficit $	Total $

Balance, December 31, 2019	86,944,353	9,367,691	3,020,617	100,240	(12,054,580)	433,968

Shares issued pursuant to:
Option exercises	1,000,000	162,218	(72,218)	(90,000)	-	-
Convertible note	1,633,333	162,500	(110,119)			(52,391)
Debt settlement	416,667	50,000	-	-	-	50,000
In lieu of consulting fees	4,875,556	428,000	-	-	-	428,800
Share based compensation	-	-	192,514	-	-	192,514
Net and comprehensive loss for the period	-	-	-	-	(2,817,710)	(2,817,710)
Balance, September 30, 2020	94,869,909	10,170,409	3,030,794	10,240	(14,872,290)	(1,660,847)

Shares issued pursuant to:
Option exercises	1,000,000	147,909	(57,909)	-	-	90,000
Warrant exercises	200,000	30,000	-	-	-	30,000
Convertible note	4,521,564	594,419	110,119	-	-	704,538
Debt settlement	2,370,000	384,000	-	-	-	384,000
In lieu of consulting fees	(7,500)	82,000	-	-	-	82,000
Write-off subscriptions receivable	-	-	-	(10,240)	-	(10,240)
Share-based compensation	-	-	280,589	-	-	280,589
Net and comprehensive loss for the period	-	-	-	-	(2,056,372)	(2,056,372)
Balance, December 31, 2020	102,953,973	11,408,737	3,363,593	-	(16,928,662)	(2,156,332)

Shares issued pursuant to:
Convertible note	17,565,497	2,457,047	-	-	-	2,457,047
In lieu of consulting fees	13,833,333	1,521,667	-	-	-	1,521,667
Warrant exercises	657,000	98,550	-	-	-	98,550
Option exercises	100,000	15,965	(6,965)	-	-	9,000
Share-based compensation	-	-	263,672	-	-	263,672
Net loss for the period	-	-	-	-	(4,029,455)	(4,029,455)

Balance, September 30, 2021	148,887,581	17,112,987	3,620,300	-	(20,958,117)	(245,246)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Condensed consolidated interim Statements of Cash Flows
For the Nine Months Ended September 30, 2021 and 2020
(Unaudited - expressed in Canadian Dollars)

	2021 $	2020 $

Operating activities
Loss for the period	(4,029,455)	(2,817,710)
Add non-cash items:
Amortization	242,770	290,925
Share-based compensation	263,672	192,514
Accrued interest	526,348	18,489
Shares issued in lieu of consulting fees	1,521,667	428,000
Unrealized foreign exchange gain	21,915	-
Impairment of asset	9,404	-
Fair value of derivative	94,779	-
Changes in non-cash working capital items
Sales tax payable	139,736	128,568
Prepaid expenses	(214,921)	(16,776)
Accounts receivable	9,643	351,729
Accounts payable and accrued liabilities	(162,608)	373,452
Net cash flows used in operating activities	(1,577,050)	(1,050,809)

Investing activity
Acquisition of Trucking	(882,569)	-
Cash acquired on business combination	149,386	-
Purchase of vehicles	(43,038)	-
Net cash flows provided by investing activity	(776,221)	-

Financing activities
Convertible note	2,346,829	982,280
Exercise of options	9,000	-
Exercise of warrants	98,550	-
Lease payments	(195,352)	(266,443)
Advances of loans receivable	(28,051)	-
Subscriptions received	-	58,650
Net cash flows provided by financing activities	2,230,976	774,487

Foreign exchange on cash	32,885	-

Change in cash during the period	(89,410)	(276,322)

Cash – beginning of the period	255,668	295,593

Cash – end of the period	166,258	19,271

Supplemental cash flow information:
Income taxes paid	-	-
Interest paid	25,598	25,451

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Condensed consolidated interim Financial Statements
For the Nine months Ended September 30, 2021 and 2020
(Unaudited - expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

ParcelPal Logistics Inc. (formerly ParcelPal Technology Inc.) (“the Company” or “ParcelPal”) is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions, providing businesses with a smart, reliable and affordable delivery service powered by the Company’s licensed technology platform.  The Company operates in major Canadian cities including Vancouver, Calgary, and Toronto, and now in the western region of the United States.  The Company was incorporated in Alberta on March 10, 1997.  On June 22, 2006, the Company moved its incorporation jurisdiction to British Columbia.  The Company’s shares are listed on the Canadian Securities Exchange (“CSE”) under the symbol “PKG”, on the OTCQB (over-the-counter) Market in the United States under the symbol PTNYF and on the Frankfurt Stock Exchange under the symbol “PTO”.

On September 15, 2021, the Company purchased 95% of the outstanding shares of Web to Door Trucking Corp. (“Trucking”), a United States delivery service company incorporated in Nevada.  The acquisition of Trucking is being accounted for as a business combination under IFRS 3 as operations of Trucking meet the definition of a business (the “Trucking Acquisition”) (Note 3).

These condensed consolidated interim financial statements have been prepared under the assumption that the Company will continue as a going concern.  The going concern basis of presentation assumes that the Company will be able to meet its obligations and continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Realization values may be substantially different from the carrying values as shown, and these condensed consolidated interim financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

The Company has incurred losses and negative operating cash flows since its inception. The Company will require further financing to meet its financial obligations and sustain its operations in the normal course of the business.  These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The Company’s ability to meet its long-term business strategy depends on its ability to obtain additional equity financing and to generate operational cash flow from delivery services revenue.

On March 11, 2020, the World Health Organization characterized the outbreak of a strain of the novel coronavirus (“COVID-19”) as a pandemic which has resulted in a series of public health and emergency measures that have been put in place to combat the spread of the virus. The duration and impact of COVID-19 is unknown at this time and it is not possible to reliably estimate the impact that the length and severity of these developments will have on the financial results and condition of the Company in future periods, including the possible impact on future financing opportunities.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by IASB.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Condensed consolidated interim Financial Statements
For the Nine months Ended September 30, 2021 and 2020
(Unaudited - expressed in Canadian Dollars)

The Company uses the same accounting policies and methods of computation as in financial statements for the year ended December 31, 2020 with the exception of the following:

Basis of Consolidation

The condensed interim financial statements include the financial statements of the Company and its 95% owned subsidiary Web-to-door Trucking (2020 – Nil)

Business combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, Financial Instruments: Recognition and Measurement or IAS 37, Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

Use of estimates and judgements

The Company’s significant estimates and judgments are as per the audited financial statements ended December 31, 2020 with the exception of the following:

The acquisition of Web-to-Door Trucking was accounted for as a business combination at fair value in accordance with IFRS 3, Business Combinations. The acquired assets and assumed liabilities were adjusted to their fair values assigned through completion of a preliminary purchase price allocation. The purchase price allocation process resulting from a business combination requires management to estimate the fair value of identifiable assets acquired including intangible assets and liabilities assumed. The Company uses valuation techniques which are generally based on forecasted future net cash flows discounted to present value, and also relies on work performed by third-party valuation specialists. These valuations are closely linked to the assumptions used by management on the future performance of the related assets.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Condensed consolidated interim Financial Statements
For the Nine months Ended September 30, 2021 and 2020
(Unaudited - expressed in Canadian Dollars)

These condensed consolidated interim financial statements were approved by the board of directors for use on November 29, 2021.

3.	TRUCKING ACQUISITION

On September 15, 2021, the Company acquired 95% of the issued and outstanding shares of Trucking for a purchase price of USD $3,100,000, consisting of 60% cash and 40% payable in restricted shares of ParcelPal’s common stock. The cash portion of the purchase price will be paid in three tranches, beginning on the closing date of the transaction. The 5% minority shareholding is not eligible for any share of the Company’s profits or net loss, there is no allocation of value to non-controlling interest.

Concurrently with the acquisition, the Company completed a non-brokered private placement (the “Offering”), pursuant to which it issued an unsecured multi-tranche convertible note with a face value of up to US$2,300,000 (the “Consideration”) to an arm’s length investor (the “Note”). Each of the first three funded tranches will carry a 5% Original Issue Discount (or “OID”) (Note 11).

Each tranche to be funded as follows:

•	USD $700,000 on closing (paid)
•	USD $640,000 will be advanced 45 days from the closing date (paid subsequent to September 30, 2021)
•	USD $520,000 will be advanced 90 days from the closing date
•	USD $325,000 will be advanced upon mutual agreement by the Company and noteholder at 120 days from the closing date, together with the prorated 5% OID

The transaction was accounted for as a business combination, as the operations of Trucking meet the definition of a business. As the transaction was accounted for as a business combination, transaction costs were expensed.

The fair value of the consideration transferred has been determined on a preliminary basis. The consideration has been allocated to the assets acquired and liabilities assumed on a preliminary basis based on their estimated fair values at the date of acquisition. The Company has allocated goodwill to customer contracts on a preliminary basis but will require additional information to allocate the fair values to the net assets acquired. The determination of the fair value of the net assets acquired will be revised by the Company as additional information is received.  The Company has estimated the allocation of the purchase price as follows:

Purchase price consideration	US $
Consideration – cash	1,860,000
Consideration – shares	1,240,000
Fair value of consideration	3,100,000

Cash	117,321
Prepaid expenses	20,440
Loans payable	(52,042)
Accounts payable and accrued liabilities	(59,657)
Customer contract	3,073,938
Total net assets acquired and liabilities assumed	3,100,000

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Condensed consolidated interim Financial Statements
For the Nine months Ended September 30, 2021 and 2020
(Unaudited - expressed in Canadian Dollars)

Upon completing the acquisition of Trucking on September 15, 2021, the operating results for Trucking have been recognized in the consolidated statement of comprehensive loss. During the period ended September 30, 2021, the Company recorded revenues of $117,979 and net loss of $136,193 related to Trucking.

4.	ACCOUNTS RECEIVABLE

	September 30, 2021 $	December 31, 2020 $

Accounts receivable	354,010	363,653

As at September 30, 2021, 97% (December 31, 2020 – 95%) of the Company’s accounts receivable are current, and accordingly no provision for doubtful accounts was made.

One customer accounted for 62% of accounts receivable at September 30, 2021 (2020 – 91% of accounts receivable) and 94% (2020 – 97%) of total revenues during the nine months ended September 30, 2021.

5.	LOAN RECEIVABLE

On July 29, 2018, the Company entered into a loan agreement with a company related to a director, whereby the Company advanced $60,000 to the vendor. On March 20, 2019, the Company advanced an additional $21,000 to the vendor. The loan is unsecured, bears interest at 10% per annum and is due on demand. During the year ended December 31, 2019, $89,374 of the loan was repaid and during the nine months ended September 30, 2021, the Company wrote-off the remaining $1,874 as uncollectible.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Condensed consolidated interim Financial Statements
For the Nine months Ended September 30, 2021 and 2020
(Unaudited - expressed in Canadian Dollars)

6.	RIGHT-OF-USE ASSETS

Right-of-use assets consists of leased vehicles and a leased warehouse carried at cost less accumulated depreciation. The Company’s vehicles as at September 30, 2021 and December 31, 2020 are as follows:

	Vehicles $	ROU Assets $	Total $
Cost
Balance, December 31, 2019	-	894,046	894,046
Additions	166,501	358,423	524,924
Disposal	-	(881,676)	(881,676)
Balance, December 31, 2020	166,501	370,793	537,294
Additions	58,352	619,678	678,030
Disposal	(26,108)	(150,772)	(176,880)
Balance, September 30, 2021	198,745	839,699	1,038,444

Accumulated amortization
Balance, December 31, 2019	-	683,789	683,789
Amortization	16,559	372,300	388,859
Disposal	-	(879,053)	(879,053)
Balance, December 31, 2020	16,559	177,036	193,595
Amortization	57,510	185,259	242,769
Disposal	(3,264)	(150,771)	(154,035)
Balance, September 30, 2021	70,805	211,524	282,329

Net Book Value
Balance, December 31, 2020	149,942	193,757	343,699
Balance, September 30, 2021	127,940	628,175	756,115

During the nine months ended September 30, 2021, the Company included $242,770 (2020 - $279,923) of amortization in cost of sales.

On October 1, 2020, the Company purchased vehicles for $132,466 to increase its delivery capacity. The Company paid $77,999 in cash and financed the remaining $54,467 via short term loans. The loans were non-interest bearing and repaid during the period ended September 30, 2021.

On December 31, 2020, upon expiration of certain vehicle leases the Company purchased the previously leased vehicles for $34,035.

During the nine months ended September 30, 2021, the Company disposed of two vehicles and received $15,314 and recorded a write-off of asset of $7,530.

7.	SHARE CAPITAL

Common Shares

Authorized:
The authorized capital of the Company consists of an unlimited number of common shares without par value.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Condensed consolidated interim Financial Statements
For the Nine months Ended September 30, 2021 and 2020
(Unaudited - expressed in Canadian Dollars)

Issued:

During the nine months ended September 30, 2021:
a)	On January 7, 2021, the Company issued 1,975,822 common shares pursuant to the settlement of US$118,549 convertible debt, the shares were fair valued at $316,133.
b)	On January 13, 2021, the Company issued 2,756,250 common shares pursuant to the settlement of US$220,500 convertible debt, the shares were fair valued at $468,563.
c)	On January 15, 2021, Company issued 175,000 incentive shares pursuant to the issuance of a convertible note of US$175,000.
d)	On February 2, 2021, the Company issued 2,756,250 common shares pursuant to the settlement of US$165,375 convertible debt, the shares were fair valued at $385,875.
e)	On February 17, 2021, the Company issued 1,378,125 common shares pursuant to the settlement of US$82,688 convertible debt, the shares were fair valued at $323,859.
f)	On March 15, 2021, the Company issued 300,000 incentive shares pursuant to the issuance of a convertible note of US$367,500.
g)	On May 20, 2021, the Company issued 5,053,125 common shares pursuant to the settlement of US$303,188 convertible debt, the shares were fair valued at $682,172.
h)	On June 2, 2021, the Company issued 833,333 common shares in lieu of fees to a consultant of the Company. The share were fair valued at $91,667.
i)
On September 15, 2021, the Company issued 13,777,778 common shares as part of the Trucking Acquisition, the shares were fair valued at $1,611,020. The Company also issued 500,000 incentive shares pursuant to the issuance of a convertible note.

j)	On September 22, 2021, the Company issued 2,670,925 common shares pursuant to the settlement of US $184,000 convertible debt, the shares were fair valued at $280,447.
k)	On September 30, 2021, the Company issued 13,000,000 common shares in lieu of fees to directors and officers of the Company, the shares were fair valued at $1,430,000.
l)	The Company issued 657,000 shares pursuant to the exercise of 657,000 warrants for gross proceeds of $98,550.
m)	The Company issued 100,000 shares pursuant to the exercise of 100,000 stock options for gross proceeds of $9,000.

Stock Options

The Company has adopted an incentive stock option plan, which enables the Board of Directors of the Company from time to time, at its discretion, and in accordance with the CSE requirements to, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares. Each stock option permits the holder to purchase one share at the stated exercise price. The options vest at the discretion of the Board of Directors.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Condensed consolidated interim Financial Statements
For the Nine months Ended September 30, 2021 and 2020
(Unaudited - expressed in Canadian Dollars)

The following is a summary of the Company’s stock option activity:
	Number of Options #	Weighted Average Exercise Price $

Balance, December 31, 2019	10,374,000	0.22
Granted	6,725,000	0.09
Exercised	(2,000,000)	0.09
Expired	(200,000)	0.17
Forfeited	(5,099,000)	0.20
Balance, December 31, 2020	9,800,000	0.15
Granted	2,500,000	0.14
Exercised	(100,000)	0.09
Cancelled	(1,025,000)	0.16

Balance, September 30, 2021	11,175,000	0.15

Pursuant to the exercise of stock options the Company reallocated $6,965 (2020 - $72,218) of contributed surplus to share capital.

During the nine months ended September 30, 2021, the Company recorded share-based payments expense of $263,672 (2020 - $192,514) pursuant to the vesting of previously granted options and the granting of 2,500,000 stock options to the directors of the Company. The Company fair values options using the Black-Scholes option pricing model using the following assumptions:

	September 30, 2021	December 31, 2020

Weighted average fair value of options granted	$0.11	$0.06

Risk-free interest rate	0.44 – 0.90%	0.44 – 1.51%
Estimated life	5 years	1 – 5 years
Expected volatility	102% - 107%	106% - 119%
Expected dividend yield	0.00%	0.00%

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Condensed consolidated interim Financial Statements
For the Nine months Ended September 30, 2021 and 2020
(Unaudited - expressed in Canadian Dollars)

As at September 30, 2021 the following options were outstanding and exercisable:

Expiry Date	Exercise price $	Remaining life (years)	Options outstanding
November 17, 2022	0.16	1.13	150,000
November 28, 2022	0.18	1.16	550,000
January 21, 2023	0.32	1.31	450,000
May 1, 2023	0.24	1.58	500,000
August 15, 2023	0.21	1.87	300,000
August 31, 2023	0.27	1.92	200,000
November 22, 2023	0.26	2.15	100,000
December 13, 2023	0.25	2.20	750,000
May 2, 2024	0.27	2.59	150,000
May 17, 2024	0.245	2.66	200,000
June 17, 2024	0.245	2.72	300,000
May 6, 2025	0.09	3.60	2,475,000
June 1, 2025	0.14	3.67	250,000
July 22, 2025	0.09	3.81	400,000
November 12, 2025	0.075	4.12	2,100,000
January 22, 2026	0.145	4.32	2,000,000
June 2, 2026	0.12	4.67	500,000
		3.31	11,175,000

Warrants

The following is a summary of the Company’s warrant activity:

	Number of Options #	Weighted Average Exercise Price $

Balance, December 31, 2019	12,112,313	0.23

Exercised	(200,000)	0.15
Expired	(10,027,836)	0.29
Balance, December 31, 2020	1,884,477	0.15
Exercised	(657,000)	0.15

Balance, September 30, 2021	1,227,477	0.15

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Condensed consolidated interim Financial Statements
For the Nine months Ended September 30, 2021 and 2020
(Unaudited - expressed in Canadian Dollars)

As of September 30, 2021, the following share purchase warrants were outstanding and exercisable:

Expiry Date	Number Outstanding	Exercise Price $

November 22, 2021	1,227,477	0.15
	1,227,477	0.15

Subsequent to September 30, 2021, the remaining warrants expired unexercised.

8.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers. The remuneration of directors and key management personnel is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021 $	2020 $	2021 $	2020 $
Consulting fees	-	-	-	67,840
Management fees	1,492,536	223,542	1,745,195	277,542
Salaries and wages	19,688	-	59,063	-
Software development	-	-	-	28,272
Share-based compensation	-	-	231,016	96,000
	1,512,224	223,542	2,035,274	469,654

Included in accounts payable as at September 30, 2021 is $53,186 (December 31, 2020 - $85,669) owing to directors and officers. These amounts are non-interest bearing, unsecured and due on demand.

9.	FINANCIAL INSTRUMENTS

Classification of financial instruments

The Company’s financial instruments consist of cash, accounts receivable, loans receivable, accounts payable and accrued liabilities and lease obligations. The Company classifies cash, accounts receivable and loans receivable as financial assets at amortized cost. Accounts payable and lease obligations are classified as financial liabilities at amortized cost.

The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk and liquidity risk. When material, these risks are reviewed and monitored by the Board of Directors.

There have been no changes in any risk management policies during the nine months ended September 30, 2021.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Condensed consolidated interim Financial Statements
For the Nine months Ended September 30, 2021 and 2020
(Unaudited - expressed in Canadian Dollars)

Fair value

Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The carrying value of the Company’s financial assets and liabilities measured at amortized cost approximate their fair value due to their short term to maturity.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s accounts receivable includes $219,791 due from one major customer. The customer is of low credit risk and none of the balance is past due. The Company’s cash is held in large Canadian financial institutions and is not exposed to significant credit risk.

Interest risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the directors are actively involved in the review, planning, and approval of significant expenditures and commitments. In December 2020, the Company entered into an agreement pursuant to which it received access to a US $5,000,000 equity line of credit for a period of three years. As at September 30, 2021 the Company has not accessed the equity line of credit.

Foreign exchange risk

The Company’s functional currency is the Canadian Dollar and major transactions are transacted in Canadian Dollars and US Dollars. The Company maintains a US Dollar bank account in Canada to support the cash needs of its operations. Management believes that the foreign exchange risk related to currency conversion is minimal and therefore does not hedge its foreign exchange risk.

Capital Management

The Company defines capital that it manages as its shareholders’ equity. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development of a social collaborative charting, news and communication platform for traders. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Condensed consolidated interim Financial Statements
For the Nine months Ended September 30, 2021 and 2020
(Unaudited - expressed in Canadian Dollars)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach to capital management during the nine months ended September 30, 2021.

10.	LEASE OBLIGATIONS

During the year ended December 31, 2020, the Company entered into additional vehicle lease agreements ranging in term from 12-48 months in term. The Company present valued the lease payments using its incremental borrowing rate of 11.31% and recorded a lease obligation of $358,423. During the nine months ended September 30, 2021, the Company renewed several lease agreements and entered into a warehouse lease agreement and recorded an additional obligation of $619,678.

The Company’s lease obligations at September 30, 2021 and December 31, 2020 and the changes for the periods then ended are as follows:

$
Balance, December 31, 2019	202,798
Lease additions	358,423
Lease termination	(2,623)
Interest expense	28,671
Payments	(374,366)
Balance, December 31, 2020	212,903
Lease additions	619,678
Lease credit	(4,385)
Interest expense	23,778
Payments	(212,933)
Balance, September 30, 2021	639,041

The Company’s future minimum lease payments under the lease obligations as at September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021 $	December 31, 2020 $

Less than 1 year	249,381	104,745
1-5 years	508,930	134,784
5 + years	-	-
Total minimum lease payments	758,311	239,529
Less: Imputed Interest	(119,270)	(26,626)
Total lease obligations	639,041	212,903
Current portion of lease obligations	(201,785)	(92,736)
Non-current portion of lease obligations	437,256	120,167

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Condensed consolidated interim Financial Statements
For the Nine months Ended September 30, 2021 and 2020
(Unaudited - expressed in Canadian Dollars)

11.	CONVERTIBLE PROMISSORY NOTE

During the year ended December 31, 2020, and the nine months ended September 30, 2021, the Company entered into multiple US dollar denominated convertible note agreements, with each convertible note containing a guaranteed interest rate between 5% and 10%, a 5% original issue discount on the principal of the convertible note, incentive common shares of the Company and the right to convert at a fixed price of US $0.06 to US $0.08 per share. As the convertible note and embedded conversion feature are denominated in US dollars and the Company has a Canadian dollar functional currency, they are within the scope of IAS 32 – Financial Instruments: Presentation, the value of the conversion feature is subject to changes in value based on the prevailing market price, resulting in a derivative liability. On initial recognition, the Company used the residual value method to allocate the principal amount of the convertible note between the derivative liability and host debt components. The derivative liability was valued first using the Black Scholes option pricing model and the residual was allocated to the host debt component. As the fair value of the debt, when discounted using the Company’s discount rate of 11.31% was greater than the total consideration received, the incentive shares were allocated a value of $nil.

The derivative liability is remeasured at fair value through profit or loss at each reporting period using the Black-Scholes pricing model using the following assumptions:

	September 30, 2021	December 31, 2020

Risk-free interest rate	0.12%	0.10 – 0.34%
Estimated life	0.5 - 0.75 years	0.5 - 0.75 years
Expected volatility	97%-140%	60% - 101%
Expected dividend yield	0.00%	0.00%

The convertible notes issued are as follows:

On April 14, 2020, the Company issued a convertible note for US$367,500 with a guaranteed interest rate of 10% and an original issue discount of US$17,500. The convertible note was received in two tranches, the first US$262,500 (CAD - $350,092) on April 17, 2020 (“First Tranche”) and the remaining US$105,000 (CAD - $139,893) on May 7, 2020 (“Second Tranche”). The convertible note had a maturity date of 225 days from the date the cash was received and could be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 600,000 common shares valued at $nil.

On initial measurement the Company fair valued the conversion option of the First Tranche at $85,981 and allocated the residual value of $264,111 to the loan. The Company amortized the loan to maturity using an effective interest rate of 37.12%. During the year ended December 31, 2020, the First Tranche was converted into 4,929,897 common shares valued at $756,919.

The conversion option on the Second Tranche was fair valued at $39,528 with the residual value of $100,365 allocated to the loan. The loan was amortized to maturity using an effective interest rate of 49.31%. The loan matured on December 18, 2020, and during the nine months ended September 30, 2021, the Second Tranche was converted into 1,975,822 common shares valued at $316,132.

On June 29, 2020, the Company issued a second convertible note for US$210,000 (CAD - $273,526) with a guaranteed interest rate of 5% and an original issue discount of US$10,000. The note matures on February 9, 2021 and can be converted into common shares of the Company at a conversion price of US$0.08 per common share. As consideration for the convertible note the Company issued 300,000 common shares fair valued at $nil. The conversion option was fair valued at $60,816 with the residual value of $212,710 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 33.98%. The loan was converted on January 13, 2021, into 2,756,250 common shares valued at $468,563.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Condensed consolidated interim Financial Statements
For the Nine months Ended September 30, 2021 and 2020
(Unaudited - expressed in Canadian Dollars)

On September 29, 2020, the Company issued a convertible note for US$157,500 (CAD - $201,178) with a guaranteed interest rate of 5% and an original issue discount of US$7,500. The note matures on March 28, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 150,000 common shares fair valued at $nil. The conversion option was fair valued at $47,535 with the residual value of $153,643 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 37.44%. On February 2, 2021, the loan was converted into 2,756,250 common shares valued at $385,875.

On October 16, 2020, the Company issued a convertible note for US$78,750 (CAD - $99,239) with a guaranteed interest rate of 5% and an original issue discount of US$3,750. The note matures on April 14, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 75,000 common shares fair valued at $nil. The conversion option was fair valued at $29,544 with the residual value of $69,695 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 48.62%. On February 17, 2021, the loan was converted into 1,378,125 common shares valued at $325,859.

On December 21, 2020, the Company issued a convertible note for US$105,000 (CAD - $128,770) with a guaranteed interest rate of 5% and an original issue discount of US$5,000. The note matures on June 19, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 100,000 common shares fair valued at $nil. The conversion option was fair valued at $38,631 with the residual value of $90,139 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 49.31%. On May 20, 2021, the loan was converted into 1,837,500 common shares valued at $248,063.

On January 15, 2021, the Company issued a convertible note for US$183,750 (CAD - $222,651) with a guaranteed interest rate of 5% and an original issue discount of US$8,750. The note matures on July 14, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 175,000 common shares fair valued at $nil. The conversion option was fair valued at $66,795 with the residual value of $155,856 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 52.26%. On May 20, 2021, the loan was converted into 3,215,625 common shares valued at $434,109.

On March 12, 2021, the Company issued a convertible note for US$367,500 (CAD - $436,699) with a guaranteed interest rate of 5% and an original issue discount of US$17,500. The note matures on September 8, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share. As consideration for the convertible note the Company issued 300,000 common shares fair valued at $nil. The conversion option was fair valued at $157,212 with the residual value of $279,487 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 67.96%. On September 22, 2021, the Company issued 2,670,925 common shares to settle US $184,000 of the outstanding balance. The shares were fair valued at $280,447.

On April 13, 2021, the Company issued a convertible note for US$341,250 (CAD - $427,873) with a guaranteed interest rate of 5% and an original issue discount of US$16,250. The note matures on October 10, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share. The conversion option was fair valued at $10,817 and the loan was valued at $396,681. The loan is amortized to maturity using an effective interest rate of 4.88%.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Condensed consolidated interim Financial Statements
For the Nine months Ended September 30, 2021 and 2020
(Unaudited - expressed in Canadian Dollars)

On May 27, 2021, the Company issued a convertible note for US$341,250 (CAD - $412,479) with a guaranteed interest rate of 5% and an original issue discount of US$16,250. The note matures on November 23, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share. The conversion option was fair valued at $18,356 and the loan was valued at $374,481. The loan is amortized to maturity using an effective interest rate of 5.98%.
On closing of the Trucking Acquisition, the Company issued a convertible note with face value of up to US$2,300,000 receivable in four tranches. Each of the first three funded tranches will carry a 5% Original Issue Discount (or “OID”). As consideration of the convertible note, the Company shall issue 500,000 common shares to the noteholder for each of the first three funded tranches. As at September 30, 2021, the first tranche of US $736,842 had been funded and 500,000 common shares were issued to the noteholder, valued at $nil.

The first tranche had a guaranteed interest rate of 8% and an original issue discount for US $36,842. The note matures on March 14, 2022 and can be converted into common shares of the Company at a conversion price of US $0.09 per common share. The conversion option was fair valued at $110,301 and the loan was fair valued at $776,844. The loan is amortized to maturity using an effective interest rate of 20.087%

The changes in the fair value of the derivative and loan balances were as follows:

	Convertible Debt $	Derivative Liability $

Balance, December 31, 2019	-	-
Additions	890,663	302,035
Interest expense	77,640	-
Accretion	246,291	-
Change in fair value of derivative liability	-	866,238
Conversion of convertible debt	(384,820)	(373,642)
Foreign exchange on loan	(63,704)	-
Balance, December 31, 2020	766,070	794,631
Additions	1,983,349	363,480
Interest expense	95,679	-
Accretion	430,670	-
Change in fair value of derivative liability	-	51,618
Conversion of convertible debt	(1,343,582)	(1,070,303)
Foreign exchange on loan	21,915	-

Balance, September 30, 2021	1,954,101	139,427

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Condensed consolidated interim Financial Statements
For the Nine months Ended September 30, 2021 and 2020
(Unaudited - expressed in Canadian Dollars)

12.	COST OF SALES

For the three and nine months ended September 30, 2021 and 2020, cost of sales consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2021 $	2020 $	2021 $	2020 $
Amortization	89,100	129,407	242,770	279,923
Driver expenses	-	43,741	-	78,608
Fuel	134	123,075	112,091	279,623
Salaries and wages	1,438,825	1,131,209	3,512,075	3,272,655
	1,528,059	1,427,432	3,866,936	3,910,809

13.	SUBSEQUENT EVENTS

Subsequent to September 30, 2021:

1)
The Company signed a letter of an intent to acquire another United States delivery service company (the “Acquiree”).  The total purchase price (the “Purchase Price”) is expected to be one time actual revenue of the Acquiree’s first 12 months of operations (expected to be USD $1,400,000), based on an earn-out schedule to be set forth in the definitive agreement, which will be payable in cash (60%) and in shares of ParcelPal’s common stock (40%), the stock portion of which shall be priced at-market based on the closing price of the common stock following the closing of the transaction.  Under the terms of the proposed transaction, this will be an asset sale and ParcelPal will acquire 100% of the Acquiree’s outstanding assets and revenues generated from this delivery service location, which is located in the western region of the United States.

2)
The Company announced that it has changed its auditor from Dale Matheson Carr-Hilton LaBonte LLP (“DMCL”) to BF Borgers CPA, PC (“BF Borgers”) as its independent registered public accounting firm. The Board of Directors of the Company approved the appointment of BF Borgers as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2021, effective October 14, 2021.

3)	The Company issued 1,922,707 of common shares pursuant to the conversion of USD $100,000 in convertible notes.